SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

Eltek Ltd.

EXPLANATORY NOTE

On November 8, 2023 Eltek issued a press release announcing its earnings release date and conference call to report third quarter 2023 results on November 16, 2023. A copy of this press release is furnished herewith as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/Ron Freund
Ron Freund
Chief Financial Officer

Date:  November 8, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Announcement: Eltek Sets Earnings Release Date and Conference Call to Report Third Quarter 2023 Results on November 16, 2023.